

SEED
COMPANY
SURVEY

54%
Avg. Repeat Customer Rate

500-1000
Email contacts

LET'S GET SOCIAL:
Top 2
Facebook & Instagram

TECH RESOURCES:
Microsoft, Google, Quickbooks AWS, Mailchimp, Wix, Gusto, Carta, Microsoft, Google, Quickbooks



4 OUT OF 10
Respondents bank with JPMorgan Chase



COMPANY PROFILE:
Majority of companies are sole proprietors or have no more than (3) founders, headquartered in DE and have generated $0-$50K in revenue

MAKE YOUR FIRST INVESTMENT TODAY
WWW.SEEDATTHETABLE.COM

